Filed Pursuant to Rule 433
Registration No. 333-222676

Term Sheet

October 13, 2020

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	0.800% Medium-Term Notes, Series B due October 16, 2025
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (negative outlook)
S&P Global Ratings: A+ (negative outlook)
Fitch Ratings: A+ (negative outlook)
CUSIP/ISIN:	89236THP3 / US89236THP30
Pricing Date:	October 13, 2020
Settlement Date:

October 16, 2020 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	October 16, 2025
Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 0.250% due September 30, 2025
Treasury Yield:	0.304%
Spread to Treasury:	+53 basis points
Price to Public:	99.834%
Underwriting Discount:	0.350%
Net Proceeds to Issuer:	99.484% / $994,840,000
Coupon:	0.800% per annum
Yield:	0.834%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 16 and October 16, beginning on April 16, 2021 and ending on the maturity date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Optional Make-Whole Redemption:	T + 10 basis points
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BofA Securities, Inc. Commerz Markets LLC Mizuho Securities USA LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	AmeriVet Securities, Inc. ANZ Securities, Inc. ING Financial Markets LLC R. Seelaus & Co., LLC Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC UniCredit Capital Markets LLC
DTC Number:	#773
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $600,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due October 14, 2022 and (ii) $1,150,000,000 aggregate principal amount of 0.350% Medium-Term Notes, Series B due October 14, 2022 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the preliminary pricing supplement dated October 13, 2020 (the “preliminary pricing supplement”), the related prospectus supplement dated January 25, 2018 and the related prospectus dated January 24, 2018; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the preliminary pricing supplement or the related prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, the related prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, Commerz Markets LLC toll-free at 1-800-233-9164, Mizuho Securities USA LLC toll-free at 1-866-271-7403, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

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